SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

News Release	December 21, 2007 at 15.30 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki,Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso finalises divestment of its North American paper operations to NewPage

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that on 21 December 2007 Stora Enso finalised the divestment of Stora Enso North America Inc (SENA), its North American subsidiary, to NewPage Corporation (“NewPage”), a leading North American coated paper producer, ahead of the schedule anticipated when the divestment was announced on 21 September 2007.

“We are delighted with the great co-operation between the NewPage and Stora Enso North America teams – as well as Stora Enso and Cerberus—in the very timely closing process. We believe this is a sign of a build-up of a true winning team in North America, which is important for Stora Enso as a minority shareholder,” said Stora Enso CEO Jouko Karvinen.

The transaction consideration comprises USD 1 500 million (EUR 1 045 million) in cash (subject to final adjustment for working capital and net indebtedness), in nominal value of USD 200 million (EUR 139 million) in vendor notes and 19.9% of the shares outstanding in the new company valued at approximately USD 370 million (EUR 258 million). NewPage will also assume net liabilities of about USD 450 million (EUR 314 million).

The transaction will generate a loss of approximately EUR 37 million in the fourth quarter of 2007 based on the balance sheet as of the end November 2007 and is therefore subject to fair valuation of pension assets and other final closing adjustments. The final financial effects of this transaction on Stora Enso will be disclosed on 13 February 2008 when Stora Enso’s full year results for 2007 are released.

As part of the transaction, Stora Enso will divest eight publication paper, fine paper and speciality paper mills, which will reduce the Group’s annual production capacity by 2 745 000 tonnes and the number of personnel by about 4 350. The divested mills are at Biron, Duluth, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids in the USA and Port Hawkesbury in Canada.

Stora Enso will retain Corenso’s North American operations. Corenso produces cores and coreboard for industrial use in various fields of business.

The USD figures are converted at the EUR/USD exchange rate of 1.4349.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

About NewPage Corporation

NewPage Corporation, headquartered in Miamisburg, Ohio, is a leading US producer of coated papers in North America. The company produces coated papers in sheets and rolls with many finishes and weights to offer design flexibility for a wide array of end uses. With more than 4 300 employees, NewPage operates integrated pulp and paper manufacturing mills located in Escanaba, Michigan; Luke, Maryland; Rumford, Maine; and Wickliffe, Kentucky; and a converting and distribution centre in Chillicothe, Ohio.

Stora Enso is an integrated paper, packaging and forest products company producing newsprint and book paper, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel